U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations
    may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

    Kreisler   Lawrence   M
    --------------------------   ------------------   -----------------
    (Last)   (First)   (Middle)

                    14 Maria Drive

                        (Street)

    Sparta   NJ   07871
    --------------------------   ------------------   -----------------
    (City)   (State)   (Zip)

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2. Issuer Name and Ticker or Trading Symbol

              KBF POLLUTION MANAGEMENT INC. - KBFP

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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

_____

4. Statement for Month/Year

                                 2002

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5. If Amendment, Date of Original (Month/Year)

_____

6. Relationship of Reporting Person to Issuer
    (Check all applicable)

    [X] Director   [X] 10% Owner
    [X] Officer (give title below)   [_] Other (specify below)

    CEO

7. Individual or Joint/Group Filing
    (Check applicable line)

    [X] Form filed by one Reporting Person
    [_] Form filed by more than one Reporting Person

1. Title of Security (Instr. 3)	2. Transaction Date (mm/dd/yy)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr.4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
Common Stock						**20,047,661**	D	
Common Stock	7/1/02		753,437	A		20,801,098	D	
Common Stock	7/1/02		400,000	A		21,201,098	D	
Common Stock	7/1/02		1,153,437	D		20,047,661	D	

Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.

*   If the form is filed by more than one Reporting Person, see Instruction
    4(b)(v).

(Over)

(Form 5-07/98)

FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

==

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	(Instr. 4 and 5)	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Common Stock Options	0.0715	7/1/02		A		1,479,291				Common			1,805,145	D	
Common Stock Options	0.0715	7/1/02		A		1,153,437				Common			651,708	D	

==

Explanation of Responses:
Derivative securities exercised pursuant to terms and conditions of the Company's Option Note Exercise Plan and retired.

Lawrence Kreisler   7/2/02
---   -------------------------------------
**Signature of Reporting Person   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.